Filed pursuant to Rule 433 Supplementing the Preliminary Prospectus Supplement dated October 4, 2023 to Prospectus dated October 6, 2022 Registration No. 333-267757

DARDEN RESTAURANTS, INC.

FINAL TERM SHEET

6.300% Senior Notes due 2033

Dated: October 4, 2023

Issuer:	Darden Restaurants, Inc.

Principal Amount:	$500,000,000

Expected Ratings:*	Baa2 by Moody’s Investors Services, Inc. BBB by S&P Global Ratings BBB by Fitch Ratings, Inc.

Trade Date:	October 4, 2023

Settlement Date:	October 10, 2023 (T+3)

Maturity Date:	October 10, 2033

Interest Payment Dates:	April 10 and October 10, beginning April 10, 2024

Coupon (Interest Rate):	6.300%

Benchmark Treasury:	3.875% due August 15, 2033

Benchmark Treasury Price / Yield:	93-07 / 4.743%

Spread to Benchmark Treasury:	+165 basis points

Yield to Maturity:	6.393%

Price to Public:	99.321% of the principal amount

Optional Redemption:
Make-Whole Call:	Prior to July 10, 2033 (the “Par Call Date”), the Issuer may redeem the notes, at its option, in whole at any time or in part from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, less (b) interest accrued to, but excluding, the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the date of redemption.

Par Call:	On or after the Par Call Date, the Issuer may redeem the notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to the date of redemption.

Repurchase at the Option of Holders upon a Change of Control Triggering Event:	The notes will be subject to repurchase at the option of the holders at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest if the Issuer experiences a Change of Control Triggering Event.

CUSIP / ISIN:	237194 AN5 / US237194AN56

Joint Book-Running Managers:	BofA Securities, Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Mizuho Securities USA LLC TD Securities (USA) LLC PNC Capital Markets LLC Scotia Capital (USA) Inc. Goldman Sachs & Co. LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer’s Preliminary Prospectus Supplement, dated October 4, 2023.

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Truist Securities, Inc. at 1-800-685-4786, U.S. Bancorp Investments, Inc. at 1-877-558-2607 or Wells Fargo Securities, LLC at 1-800-645-3751.